Exhibit 99.2
0 May 2024 Corporate Presentation NASDAQ: ANL

1 Disclaimer This presentation is provided solely for informational purposes and has been prepared to assist interested parties in making their own evaluation with respect to a potential private placement of the securities (the “Private Placement”) of Adlai Nortye Ltd. (the “Company”). No representations or warranties, express or implied, are given in, or with respect to, this presentation. The information in this presentation does not contain or purport to contain all of the information that may be relevant to an investor’s decision to participate in the Private Placement. It is the sole responsibility of each investor to make its own evaluation of the Company and the Private Placement and to ask such additional questions and obtain such additional information as such investor deems necessary. The securities to be issued in the Private Placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Company intends to offer such securities in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. Any offer or sale of such securities will only be made to persons that are institutional “accredited investors” within the meaning of Rule 501(a) under the Securities Act or “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act. These securities will not be approved or recommended by any federal, state or foreign securities authorities, nor will any of these authorities pass upon the merits of the Private Placement. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This presentation and the information contained herein (the “Confidential Information”) constitutes confidential information. By receiving the Confidential Information, you agree to maintain the confidentiality of the Confidential Information and that such Confidential Information is subject to any confidentiality obligations you or your affiliates have with respect to the Company, its business, or the Private Placement. Any reproduction or distribution of the Confidential Information without the prior written consent of the Company is prohibited. All statements contained in this presentation that do not relate to matters of historical fact should be considered forward-looking statements, including statements relating to the Company’s financial position and results of operations; the Company’s product pipeline, including the timing, conduct and results of preclinical studies and clinical trials, market opportunities and upcoming milestones. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Except as required by law, we assume no obligation to update these forward looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward looking statements, even if new information becomes available in the future. For a discussion of these and other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward looking statements, see the section entitled “Risk Factors” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”), as well as discussions of potential risks, uncertainties, and other important factors in our other filings with the SEC. Recipients are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. All of the market data used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, and management is responsible for the accuracy of such assumptions and data, no independent source has verified such assumptions.

2 Who We Are

3 Our Mission is to Transform Deadly Cancer into a Chronic and Eventually Curable Disease Synergistic Asset Portfolio Global Footprint World Class Management Strong External Collaboration Phase 3 recurrent/metastatic HNSCC after anti-PD-1/PD-L1 therapy: Potentially first-to-market Most advanced drug candidate by at least THREE years Fast Track Designation from FDA Countries for Trials Led by World-Renowned Principal Investigators (“PI”) Patents and Patent Applications Drug Candidates Clinical Assets Including One Phase 3 asset with First-to-Market Potential R&D Centers in U.S. & China Dedicated R&D Scientists 6 3 AN2025 2 ～90 15+ 250+ 100+ Years Cumulative Industry Experience MNCs and Big Pharma We are a Global Biotechnology Company Focused on Developing Innovative Cancer Therapies Source: Company information. Abbreviations: MNC = multinational companies. Financial Position Cash, cash equivalents and marketable securities $112mm as of Mar 31st, 2024 Runway into 2H 2025 Strong Proof of Concept (“PoC”) Data Laying Concrete Foundation for Potential Registration

4 Yang (Carsten) Lu, EMBA CEO & Chairman Seasoned Management Team of Industry Veterans Lars E. Birgerson, M.D./Ph.D. President, CMO & U.S. CEO Kaiyang (Tom) Tang, M.D., MBA SVP & Global Head of Clinical Operations Wei (Vicky) Zhang, M.Sc. Chief Financial Officer Zhiyong Yu, Ph.D. VP of Operations Nanhai He, Ph.D. VP of Drug Discovery Shifeng Liu, Ph.D. Head of CMC, Preclinical Research Alex Ye, Ph.D. VP of Global BD Archie Tse, Ph.D. Head of Research & Development Victoria Demby, Ph.D. SVP & Global Head of Regulatory Affairs Denotes management with extensive global commercialization and regulatory communication experience

Global Pipeline with First-to-Market Drug Candidates

Adlai Nortye

Stage	Product	MOA	Indication	Discovery	IND Enabling	Phase 1a	Phase 1b	Phase 2	Phase 3	Upcoming Milestone	Partner	Licensor	Licensee
Clinical Stage	AN2025 (buparlisib)	pan-PI3K	HNSCC 2/3L (+paclitaxel)							OS expected in Q4'24 or Q1'25		NOVARTIS	日本化薬 NIPPON KAYAKU (1)
			PIK3CA mutant solid tumors 2/3L (+Tecentriq®+AN0025)							Clinical update in Q2'24	Roche		
	AN0025 (palupiprant)	EP4	TNBC, NSCLC, UC, CC and MSS CRC 2/3L (+Keytruda®)							Clinical update in Q2'24	MSD	Eisai	
			LA EC (+CRT)							Clinical update at ASCO 2024			
			Neoadj RC (+CRT)							Clinical update in 2025	UNIVERSITY OF LEEDS		
			Stage 3 NSCLC (+CRT)							FPI in Q2'24	RUTGERS		
	AN4005	Small molecule PD-L1	Advanced tumors							Clinical update in Q2'24			
Preclinical Stage	AN8025	Multi-functional T cell/APC modulator	Advanced tumors							IND expected in H1'25			
	AN9025	pan-KRAS	Advanced tumors							PCC expected in Q2'24			
	AN1025	β-catenin degrader	Advanced tumors							PCC determination			

Abbreviations: MOA = mechanism of action; OS = overall survival; TNBC = Triple Negative Breast Cancer; NSCLC = Non-Small Cell Lung Cancer; MSS CRC = Microsatellite Stable Colorectal Cancer; UC = Urothelial Cancer, CC = Cervical Cancer; RP2D = Recommended Phase 2 Dose; RC = rectal cancer; LA = locally advanced; EC = esophageal cancer; FPI = first patient in; IND = Investigational New Drug; PCC = Pre-Clinical Candidate.

(1) In April 2023, Adlai Nortye entered into an option agreement to grant Nippon Kayaku an exclusive option to enter into a license agreement to further develop and commercialize products containing AN2025 in all therapeutic, prophylactic and/or diagnostic uses in humans in Japan, pending certain conditions being met.

5

6 AN2025: Market, Clinical and Regulatory Updates

AN2025: A Pan-PI3K Inhibitor of Tumorigenesis and Promoter of Tumor Immunosurveillance

Adlai Nortye

PI3Kα and PI3Kβ in Tumorigenesis

- Regulates functions such as cell growth, proliferation, cell migration, and angiogenesis
- Widely implicated in cancer
- Promotes survival, proliferation, and migration of tumor cells

PI3Kδ and PI3Kγ in Immunity

- Other isoforms of Class I PI3Ks, i.e., PI3Kδ and PI3Kγ, play important roles in immune systems
- PI3Kδ is well established to control the function and integrity of regulation T cells
- PI3Kγ and PI3Kδ help recruit suppressive myeloid cells into tumor microenvironments and strengthen their inhibitory effects on anti-tumor T cell immune responses

Mechanism of Action



Growth factor receptor
PIP2
PIP3
PTEN
PI3K
AN2025 pan-PI3K inhibitor
AKT
mTORC1
Protein synthesis
Tumor growth, progression, resistance to therapy

Mechanism of Action



CD8
IFN γ
Th1
IL4
Th2
IL12
Treg
MDSC
DC
TAM (M1)
TAM (M2)
PI3Kδ inhibitors
PI3Kγ inhibitors

Source: Okkenhaug et al., 2016.

7

AN2025: Market Opportunity in r/m HNSCC

Adlai Nortye

Market Opportunities – r/m HNSCC after anti-PD-1 / PD-L1 therapy

r/m HNSCC in 2028	**32,000** U.S. Incidence[(1)] **89,000** 7MM Incidence[(1)]
r/m HNSCC after anti-PD-1 / PD-L1 therapy	**15,000+** U.S. Incidence[(1)] **50,000+** 7MM Incidence[(1)]

Fast track designation from FDA based on positive data from a randomized Phase 2 BERIL-1 study

Current Treatment Paradigm

Preferred regimens for recurrent or metastatic head and neck cancers

First-line:

- Pembrolizumab/platin (cisplatin or carboplatin)/5-FU (category 1)
- Pembrolizumab (for tumors that express PD-L1 with CPS>=1) (category 1)

(NCCN Guidelines Version 2.2024)

Keytruda® +/- chemo prevails in 1L HNSCC since 2019[(2)], no clinically approved therapies currently available for r/m HNSCC after anti-PD-1/PD-L1 therapy

About 85% patients experience disease progression after immunotherapy

Abbreviation: r/m = refractory and metastatic.

(1) Pharma Intelligence Disease Analysis of HNSCC by Informa, 2022. 7MM stands for seven major markets (the U.S., the U.K., Germany, France, Italy, Spain, and Japan).

(2) FDA approval on June 10, 2019.

8

9 PFS: AN2025 + Paclitaxel vs. Paclitaxel 0 20 40 60 80 100 0 2 4 6 8 10 12 14 16 18 20 22 Progression-free survival (%) Time (months) 4.6 vs 3.5 mo (HR=0.65, p=0.011) Overall Response Rate (“ORR”) 39.2% 13.9% p<0.001 AN2025+ Paclitaxel Paclitaxel Major Inclusion： • Platinum-pretreated r/m HNSCC • ECOG 0/1 Primary Endpoint： • PFS Secondary Endpoints： • OS ORR, DoR • TTR, DCR, HRQoL Randomized AN2025 100mg/day + Paclitaxel 80mg/m2/week in a 28-day treatment cycle Placebo + Paclitaxel 80mg/m2/week in a 28-day treatment cycle N=79 N=79 A Randomized, Double-blind, Placebo-Controlled Phase 2 Trial (BERIL-1) Completed BERIL-1 Phase 2 Study for r/m HNSCC with Compelling Data 0 20 40 60 80 100 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 Progression-free survival (%) Time (months) OS: AN2025 + Paclitaxel vs. Paclitaxel 10.4 vs 6.5 mo (HR=0.72, p=0.041) AN2025+Paclitaxel Placebo+Paclitaxel AN2025+Paclitaxel Placebo+Paclitaxel Source: Soulières et al., 2017. Abbreviations: TCR: Time-to-Response; DCR: Disease Control Rate.

10 Top 15 Key AEs in the Study Key AEs AN2025 + Paclitaxel N=76 Placebo + Paclitaxel N=78 Grade 1-2 Grade 3 Grade 4 Grade 1-2 Grade 3 Grade 4 Hyperglycemia 41% 22% 0 32% 3% 0 Anaemia 22% 18% 0 31% 12% 0 Fatigue 33% 8% 0 12% 10% 0 Diarrhea 37% 1% 0 15% 1% 0 Neutropenia 16% 16% 1% 6% 4% 1% Alopecia 32% 0 0 19% 0 0 Stomatitis 22% 9% 0 12% 1% 0 Decreased appetite 24% 7% 0 14% 5% 0 Asthenia 20% 8% 0 18% 4% 0 Nausea 24% 3% 0 17% 0 0 Vomiting 22% 4% 0 14% 0 0 Decreased bodyweight 25% 0 0 9% 3% 0 Cough 21% 0 0 23% 0 0 Constipation 18% 0 0 10% 0 0 Headache 17% 1% 0 8% 0 0 Key Take-Away Messages Similar tolerance of AN2025 plus paclitaxel compared to paclitaxel Similar discontinuation rate of AN2025 plus paclitaxel compared to paclitaxel The frequency of hyperglycemia was higher with AN2025 plus paclitaxel versus paclitaxel, suggesting effective PI3K pharmacodynamics inhibition Known adverse events (“AEs”) associated with AN2025 are manageable 1 3 2 4 BERIL-1 Phase 2 Study in r/m HNSCC: Safety Profile Summary Source: Soulières et al., 2017. Note: For the complete list of AEs observed in the study, please refer to Appendix.

AN2025 BURAN Phase 3 Trial in r/m HNSCC After Anti-PD-1/PD-L1 Treatment: Addressing Unmet Medical Need

Adlai Nortye

The BURAN study is a randomized, open-label Phase 3 study assessing the treatment effect of once-daily AN2025 in combination with weekly paclitaxel compared to weekly paclitaxel alone in patients with r/m HNSCC that have progressed after:

1. Prior anti-PD-L1 monotherapy;
2. Prior anti-PD-L1 therapy in combination with platinum-based therapy; or after
3. Sequential treatment of anti-PD-L1 therapy, either prior to or post platinum-based therapy

Study Design:

Major Inclusion：

- PD-L1-pretreated r/m HNSCC
- ECOG 0/1

Primary Endpoint：

- OS

Secondary Endpoints：

- PFS, ORR
- DoR, HRQoL

Randomized

- *N=322* → **AN2025 100mg/day** + Paclitaxel 80mg/m²/week in a 21-day treatment cycle
- *N=161* → Paclitaxel 80mg/m²/week in a 21-day treatment cycle

Clinical Trials Led by Globally Renowned Principal Investigators ("PIs")



Prof. Denis Soulières

Lead PI of BERIL-1 for AN2025 and KEYNOTE-048 for Pembrolizumab

CHUM



Prof. Lisa Licitra

Lead PI of BERIL-1 for AN2025 and KEYNOTE-048 for Pembrolizumab

CNAO



Prof. Barbara Burtness

Lead PI of KEYNOTE-048 for Pembrolizumab

Yale

Abbreviations: ECOG: Eastern Cooperative Oncology Group Performance Status Scale; OS: Overall Survival; PFS: Progression-Free Survivor; DoR: Duration of Response; HRQoL: Health-Related Quality of Life.

11

Competitive Landscape of Treatment Paradigm in r/m HNSCC after PD-(L)1 therapy

Adlai Nortye

AN2025 is the most advanced drug candidate in a Phase 3 trial of r/m HNSCC after PD-1/PD-L1 therapy, an unmet medical need with a sizable market

Phase 1/2
(n = 8)

Magrolimab+CT/IO
Gilead
NCT04854499

CyPep-1+Pembrolizumab
Cytovation
NCT05383170

NBTXR3+RT+IO
Nanobiotix/JNJ
NCT04862455

Tisotumab vedotin
Seagen/Genmab
NCT03485209

CUE-101
Cue Biopharma
NCT03978689

Tipifarnib+Alpelisib
Kura
pts w/ HRAS or PIK3CA mut
NCT04997902

FS118±Paclitaxel
InvoX
NCT03440437

NT219+Cetuximab
Purple
NCT04474470

Phase 2
(n = 4)

Palbociclib+Cetuximab
Pfizer
Start in Apr 22, IIT (n=81)
pts w/ CDKN2A mut, HPV-neg
NCT04966481

Petosemtamab
Merus
Phase 3 planned in mid 2024
NCT03526835

Duvelisib +Docetaxel
Secura Bio
NCT05057247

ISA101+Cemiplimab
ISA Pharma
NCT04398524

Lenvatinib+Pembrolizumab
Merck Sharp & Dohme
NCT04428151

Phase 3
(n =3)

Ficlatuzumab+Cetuximab
LG Chem/AVEO
Start in Nov 2023
pts of HPV-neg
NCT06064877

Buparlisib+Paclitaxel
Adlai Nortye
LPI: Nov 2023
NCT04338399

MRG003
Lepu Biopharma
FPI: Mar 2023
China-only trial
NCT05751512

Monalizumab +Cetuximab
AstraZeneca / Innate
NCT04590963

Marketed
(n = 0)

Legend – Mechanisms of Action

Targeted Therapies		Cancer Immunotherapy		Other Therapies
FTIs	Multiple tyrosine kinase inhibitor	anti-NKG2A	Cancer vaccine	Antibody-drug conjugate
CDK inhibitor	PI3K inhibitor	IL-2/HPV-16 E7	LAG-3/PD-L1 BsAb	Radio enhancer
EGFR/LGR5 BsAb	STAT3 & IRS1/2 inhibitor	anti-CD47		Membrane destabilizer
Anti-HGF/c-MET				

Sources: clinicaltrials.gov, Informa, public filings, and company presentations.
Note: Faded out molecules are no longer in active clinical development.
Abbreviations: CT = chemotherapy; RT = radiotherapy; pts = patients; neg = negative, FPI = first patient in; LPI = last patient in.

12

Key Highlights and Upcoming Catalysts

Adlai Nortye

AN2025 – Key Highlights

FIRST-TO-MARKET

- Potentially the first on-label drug globally for r/m HNSCC after anti-PD-1/PD-L1 treatment
- Sizable TAM after anti-PD-1/PD-L1 therapy becoming primary treatment since approval of Keytruda® as first-line therapy for r/m HNSCC in 2019

CLEAR CLINICAL PATH

- Fast track designation from FDA
- Solid Phase 2 clinical PoC data

Robust Clinical Development

Clinical Phase	Host	Indication	# of Patients	Trial Status
Phase 2 (NCT01852292)	NOVARTIS	r/m HNSCC (after platinum-based chemotherapy)	158	Completed
Phase 3 (NCT04338399)	Adlai Nortye	r/m HNSCC (after anti-PD-1/PD-L1 treatment)	487	Active, not recruiting

- *Clinical trials in Japan will be conducted by Adlai Nortye* (Adlai Nortye)
- *Regulatory pathway in Japan will be managed by Nippon Kayaku* (NIPPON KAYAKU(1))

HNSCC Global Phase 3

First Patient In	Entered Option Agreement with Nippon Kayaku	Enrollment completed	OS readout	Planned NDA Submission
Apr 2021	Apr 2023	Nov 2023	Q4 2024 or Q1 2025	H1 2025

Multi-Regional Clinical Setting with patients to be enrolled in approximately 180 clinical trial sites in the U.S., Canada, UK, Spain, Italy, Germany, France, Poland, Hungary, Belgium, Russia, mainland China, Hong Kong, Taiwan, Japan, South Korea, Australia, and Argentina



(1) In April 2023, Adlai Nortye entered into an option agreement to grant Nippon Kayaku an exclusive option to enter into a license agreement to further develop and commercialize products containing AN2025 in all therapeutic, prophylactic and/or diagnostic uses in humans in Japan, pending certain conditions being met. Please refer to the prospectus "Business — License and collaboration agreements — Option agreement with Nippon Kayaku" section for details.

13

14 Earlier Stage Clinical Assets Our Pipeline:

15 AN0025: Potentially Synergistic Effects in Combination with Checkpoint Inhibitors Cancer cell EP4 Monocytes Monocytes PGE2 DC EP4 EP4 CD8+ Effector T cell MDSC M2MΦ AN0025 AN0025 AN0025 Mechanism of Action 2-Way ANOVA *:p<0.05 **:p<0.01 ***:p<0.001 ****:p<0.0001 0 500 1,000 1,500 2,000 10 20 30 40 Tumor volume (mm³) Days post cell injection Vehicle An0025 anti-PD-1 AN0025+anti-PD-1 Vehicle AN0025,100 mpk QD Anti-PD-1,5 mpk BIW AN0025,100 mpk QD+Anti-PD-1,5 mpk BIW **** * **** AN0025 + anti-PD-1 in CT26 Model AN0025 + anti-PD1 in Advanced Solid Tumors An open-label basket Phase 1b trial: Main inclusion criteria: • Locally advanced, non-resectable or metastatic • ECOG 0/1 Primary endpoints Safety and tolerability Secondary endpoints： ORR, PFS, DoR, OS All enrolled patients will be treated with AN0025 and Keytruda until the patient experiences disease progression, unacceptable toxicity or withdraws consent, or for a maximum of 35 cycles Currently in cohort expansion stage Clinical results will be presented in Q2 2024 Progressed on anti-PD-1/PD-L1 treatment Progressed on SoC, no prior anti-PD-1/PD-L1 treatment MSS CRC NSCLC TNBC Cervical Cancer Urothelial Carcinoma

AN0025: A Potential Enhancer of Radiotherapy

AN0025 + Chemoradiotherapy (CRT) in Locally Advanced (LA) Esophageal Cancer (EC)

AN0025 + RT in CT26 model


CT-26 colon tumors
No treatment
9-Gy
9-Gy + AN0025
Average tumor volume (mm3)
RT
RT+AN0025
Days post cells implantation
9-Gy
AN0025 (150 mg/kg)
N= 11-13; *, p < 0.05


CT26 tumors re-challenge without drug treatment
Naïve mice
Cured mice by AN0025 /Radiation
Average tumor volume (mm³)
challenge
9/9
0/9
Days after first cell implantation

AN0025 combined with Radiotherapy demonstrated improved anti-tumor activity and prolonged survival, compared with each compound alone, and antitumor memory T-cell response in mice

An open-label Phase 1b trial:

Main inclusion criteria:

- Locally advanced/locally recurrent EC
- Clinical Stage 2 to 4a (8th AJCC), or Stage 4b
- Unresectable, no prior radiotherapy in the esophageal region

Primary endpoints

- Safety and tolerability
- MTD and/or RP2D

Secondary endpoints:

- Preliminary efficacy: ORR, DCR, PFS, DOR (RECIST 1.1), OS, PK


dCRT
Maintenance therapy
AN0025 250mg/500mg/RP2D QD
AN0025 250mg/500mg/RP2D QD
W1
W12
W15
W17
Until PD or intolerable toxicity
Radiotherapy (60 Gy in 30 fractions), chemotherapy (weekly paclitaxel 50 mg/m2 and carboplatin AUC2 for 4 weeks; paclitaxel 175 mg/m2 and carboplatin AUC5, Week 8&Week 12)

✓ Currently in cohort expansion phase

✓ Clinical results will be presented at ASCO 2024

16

17 AN0025: Multi-Indication Potential to Address Massive Unmet Need Patient Number Age Gender Dose level T N M Clinical stage 01-003 62 M 250mg qd T4b N3 M0 IVA 01-004 52 M 250mg qd T4b N1 M0 IVA 01-007 64 M 250mg qd T2 N1 M0 II 01-008 61 M 250mg qd T3 N1 M0 III 01-009 58 M 250mg qd T3 N1 M0 III 01-011 70 F 500mg qd T3 N2 M0 III 02-001(1) 56 M 500mg qd T3 N1 M0 III 02-002 61 M 500mg qd T2 N2 M0 III 02-003 60 M 500mg qd T3 N3 M0 IVA 02-004 65 M 500mg qd T3 N2 M1 IVB 03-006 64 M 500mg qd T3 N2 M0 III 03-007 69 M 500mg qd T3 N2 M0 III AN0025 + Chemoradiotherapy in Locally Advanced Esophageal Cancer Patient demographics and baseline characteristics 12 Chinese patients (11 males and 1 female, median age 62) with histologically confirmed esophageal squamous cell carcinoma (ESCC) were enrolled and received the study treatment (1) 02-001: locally recurrent esophageal cancer. Prior anti-cancer therapies include: neoadjuvant therapy (Tislelizumab, a PD-1 antibody approved in China + Nab- paclitaxel + Nedaplatin), May 20, 2021 to Jun 10, 2021; esophagectomy, Jul 12, 2021; adjuvant therapy (Sintilimab, a PD-1 antibody approved in China + Nab- paclitaxel + Nedaplatin), Sep 9, 2021 to Oct 22, 2021.

AN0025: Multi-Indication Potential to Address Massive Unmet Need (Cont'd)

AN0025 + Chemoradiotherapy in Locally Advanced Esophageal Cancer

As of February 19, 2024 (median follow-up is 15.4 months), the tumor response and treatment duration are:



Response Assessments Over Time - RECIST (N=12)
01-003
01-007
01-009
01-008
01-004
02-001
02-002
02-003
02-004
03-007
03-006
01-011
Cohort
250mg qd
500mg qd
Patients that only have non-measurable lesions at baseline
Locally recurrent ESCC
Reason for AN0025 discontinuation
Disease progression (n=2)
Initiate new anti-cancer therapy (n=1)
Withdraw (n=1)
Study Day
Start new anti-cancer therapy
Response CR PR SD NE PD Non-CR/Non-PD
Death after treatment discontinuation

Encouraging Preliminary Efficacy

- Overall DCR = 92% (11/12)
- 15-month PFS rate = 73% (8/11[1])
- Patients having target lesions at baseline (N=8): ORR = 87.5% (7/8, include 1 CR), DCR = 100%
- Patients having non-target lesions at baseline (N=4): DCR = 75% (3/4, include 1 pCR)

Abbreviation: DCR = disease control rate; PFS = progression-free survival; ORR = objective response rate; pCR = pathologic complete response; CR = complete response; PR = partial response; SD = stable disease; NE = not evaluable; PD = progressive disease

(1) Patient 01-004 was censored because the patient underwent surgery after the treatment and was confirmed as pCR.

18

AN0025: Multi-Indication Potential to Address Massive Unmet Need (Cont'd)

Adlai Nortye

AN0025 + Chemoradiotherapy in Locally Advanced Esophageal Cancer

- No dose-limiting toxicity occurred at either dose level, and the maximum tolerated dose was not reached
- As of 19 Feb 2024, most frequent TEAEs by preferred term and maximum CTCAE Grade (>=30%)

	AN0025 250mg QD (N=5)		AN0025 500mg QD (N=7)		Total (N=12)	
Preferred term	All grade n (%)	Grade≥3 n (%)	All grade n (%)	Grade≥3 n (%)	All grade n (%)	Grade≥3 n (%)
Total	5 (100.0)	5 (100.0)	7 (100.0)	5 (71.4)	12 (100.0)	10 (83.3)
Anemia	5 (100.0)	0	7 (100.0)	1 (14.3)	12 (100.0)	1 (8.3)
Lymphocyte count decreased	5 (100.0)	5 (100.0)	6 (85.7)	5 (71.4)	11 (91.7)	10 (83.3)
White blood cell count decreased	5 (100.0)	2 (40.0)	6 (85.7)	1 (14.3)	11 (91.7)	3 (25.0)
Weight decreased	3 (60.0)	1 (20.0)	6 (85.7)	0	9 (75.0)	1 (8.3)
Hypoalbuminaemia	4 (80.0)	0	4 (57.1)	0	8 (66.7)	0
Radiation oesophagitis	3 (60.0)	0	5 (71.4)	0	8 (66.7)	0
Neutrophil count decreased	5 (100.0)	2 (40.0)	2 (28.6)	1 (14.3)	7 (58.3)	3 (25.0)
COVID-19	1 (20.0)	1 (20.0)	6 (85.7)	0	7 (58.3)	1 (8.3)
Hypokalaemia	3 (60.0)	1 (20.0)	2 (28.6)	1 (14.3)	5 (41.7)	2 (16.7)
Asthenia	1 (20.0)	0	3 (42.9)	1 (14.3)	4 (33.3)	1 (8.3)
Vomiting	2 (40.0)	0	2 (28.6)	1 (14.3)	4 (33.3)	1 (8.3)
Hypocalcaemia	3 (60.0)	0	1 (14.3)	0	4 (33.3)	0
Pyrexia	4 (80.0)	0	0	0	4 (33.3)	0
Diarrhoea	2 (40.0)	0	2 (28.6)	0	4 (33.3)	0
Insomnia	1 (20.0)	0	3 (42.9)	0	4 (33.3)	0
Platelet count decreased	2 (40.0)	0	2 (28.6)	0	4 (33.3)	0
Hyponatremia	1 (20.0)	0	3 (42.9)	0	4 (33.3)	0
Platelet count decreased	2 (40.0)	0	2 (28.6)	0	4 (33.3)	0
Radiation skin damage	0	0	4 (57.1)	0	4 (33.3)	0

Abbreviation: TEAEs = treatment emergent adverse events; CTCAE = common terminology criteria for adverse events.

19

AN0025: Multi-Indication Potential to Address Massive Unmet Need (Cont'd)

Adlai Nortye

Competitive Landscape in Locally Advanced Esophageal Cancer

Study name/NCT number	Phase	Sponsor	Study drug	Indication	Sample size	Regimen	Treatment line	Primary endpoint	Start date (FPI)	Anticipated completion date
BGB-A317-311 (NCT03957590)	III	BeiGene	Tislelizumab (PD-1)	Locally advanced ESCC	366 (1:1), CN only	Tislelizumab + dCRT *vs.* placebo + dCRT (concurrent mode)	1st-line	PFS	2019-6-11	2024-12-30 (fully enrolled on 2022-3-1)
SHR-1210-III-323 (NCT04426955)	III	Hengrui	Camrelizumab (PD-1)	Locally advanced ESCC	390 (1:1), CN only	Camrelizumab + dCRT *vs.* placebo + dCRT (concurrent mode)	1st-line	PFS	2020-6-30	2023-12-1 (fully enrolled on 2021-8-2)
KUNLUN (NCT04550260)	III	AZ	Durvalumab (PD-L1)	locally advanced ESCC	600 (2:1), global	Durvalumab + dCRT *vs.* placebo + dCRT (concurrent mode)	1st-line	PFS	2020-10-19	2026-11-30
KEYNOTE-975 (NCT04210115)	III	MSD	Pembrolizumab (PD-1)	Locally advanced EC	700 (1:1), global	Pembrolizumab + dCRT *vs.* placebo + dCRT (concurrent mode)	1st-line	EFS, OS	2022-2-28	2027-4-15
SKYSCRAPER-07 (NCT04543617)	III	Roche	Atelizumab (PD-L1) +/- Tiragolumab (TIGIT)	locally advanced ESCC	760 (1:1:1), global	Atelizumab + Tiragolumab *vs.* Atelizumab *vs.* Placebo (consolidation mode following dCRT)	1st-line	PFS, OS	2020-9-28	2027-3-31 (fully enrolled on 2023-9-28)

Abbreviation: ESCC = Esophageal Squamous Cell Carcinoma; dCRT = definitive chemoradiation therapy; EFS = event free survival; OS = overall survival

Market Opportunities – Locally Advanced Esophageal Cancer

Locally advanced esophageal cancer in 2028

9,500 U.S. Incidence(1)

46,700 7MM Incidence(1)

- The concurrent administration of Immune Checkpoint Inhibitors (ICI) and dCRT can pose challenges or create bottlenecks (e.g. PACIFIC-2(2), KEYNOTE-412(3))
- AN0025 + dCRT has the potential to provide novel treatment other than ICI in LA EC

(1) Data from Informa, 2023. 7MM stands for seven major markets (the U.S., the U.K., Germany, France, Italy, Spain, and Japan).
(2) https://www.astrazeneca.com/media-centre/press-releases/2023/update-on-pacific-2-phase-iii-trial-for-imfinzi.html
(3) The Lancet Oncology, doi: https://doi.org/10.1016/S1470-2045(24)00100-1

20

AN0025: A Potential Enhancer of Radiotherapy (Cont'd)

Adlai Nortye

Preoperative AN0025 + Chemoradiotherapy in Rectal Cancer

An open-label Phase 1b trial:

Main inclusion criteria:

- Locally advanced rectal cancer, no metastatic disease
- Primary resection without CRT is unlikely to achieve clear margins as defined by MRI

Primary endpoints

- Safety and tolerability
- MTD and/or RP2D

Secondary endpoints:

- pCR, CRM, pTRG, MRI-confirmed down staging in T stage, DFS, PK

Long course



2W
RT: 45 GY in25 (1.8 Gy)
Capecitabine 825mg/m² BID, 5days/wk
MRI
S
Days
1
15
49
70
98-122
W 1-2
W 3
W 4
W 5
W 6
W 7
W 8-10
W 11-16
AN0025 Treatment (10 weeks)
W: weeks S: surgery
Radiation

Short course



2W
RT: 25GY in 5 (5Gy)
mFOLFOX-6 2days every 2 wks
MRI
S
Days
1
15
19
D29-31
D43-45
49
D57-59
70
98-122
W 1-2
W 3
W 4-5
W 6-7
W 8-10
W 11-16
AN0025 Treatment (10 weeks)
W: weeks S: surgery
Radiation

Encouraging Preliminary Efficacy

cCR 20%

- No need for surgery
- Able to avoid proctectomy

+

pCR 16%

- No residual tumor
- Pathological cure

Note: Based on 25 evaluable patients

No DLTs Observed

TEAE	All Grade	≥Grade3
Any	19 (67.9%)	2 (7.1%)
Fatigue	8 (28.6%)	1 (3.6%)
Diarrhea	4 (14.3%)	1 (3.6%)
Nausea	3 (10.7%)	-
Decreased Appetite	3 (10.7%)	-
Headache	3 (10.7%)	-
Paresthesia	3 (10.7%)	-

Note: Only listing TEAEs that occurred in >10% patients, N=28

- AN0025 was well tolerated in combination with CRT
- Preliminary efficacy results are encouraging and support the further development of AN0025 in combination with CRT in this indication

21

AN0025: A Potential Enhancer of Radiotherapy (Cont'd)

Adlai Nortye

Preoperative AN0025 + Chemoradiotherapy in Rectal Cancer

A Phase 2, open-label, randomized controlled trial (140 pts)

Main inclusion criteria:

- Biopsy-proven rectal adenocarcinoma; ECOG PS 0-1
- T3b-4a or TanyN1-2 or TanyEMVI+ or with a threatened (<1mm) or involved mesorectal fascia resection margin, or low tumors with involvement of the anal intersphincteric plane or with levator involvement

Primary endpoints

- Clinical Complete Response rate at 6 months post start of RT

Secondary endpoints:

- Acute and late toxicity, HRQoL, surgical outcomes, response assessment, organ preservation, DFS, OS



AN0025 begins 2 weeks prior to radiotherapy
SCRT
1 week of IMRT: CTV 25Gy in 5 fractions Mon-Fri
OR
LCCRT
5 weeks of IMRT: CTV 45Gy in 25 fractions Mon-Fri; Concurrent Capecitabine on days RT 825mg/m2
SCRT + AN0025
1 week of IMRT: CTV 25Gy in 5 fractions Mon-Fri
LCCRT + AN0025
5 weeks of IMRT: CTV 45Gy in 25 fractions Mon-Fri; Concurrent Capecitabine on days RT 825mg/m2
3 week break between radiotherapy and chemotherapy (AN0025 continues)
FOLFOX
6 x 2-weekly cycles
OR
CAPOX
4 x 3-weekly cycles
FOLFOX + AN0025
6 x 2-weekly cycles
CAPOX + AN0025
4 x 3-weekly cycles
AN0025 500mg PO QD
Patients followed up and assessed at 4, 6, 9, 12, 18, 24 and 30 months post start of RT

LCCRT = long course chemoradiotherapy; SCRT = short course radiotherapy

Study Information

- FPI in May 2024
- Collaborated with Leeds University, UK

Market Opportunities – neoadjuvant Rectal Cancer

Neoadjuvant rectal cancer in 2028

19,000 U.S. Incidence[(1)]

50,000 7MM Incidence[(1)]

Abbreviation: EMVI = Extramural vascular invasion.

(1) Data from Informa, 2023. 7MM stands for seven major markets (the U.S., the U.K., Germany, France, Italy, Spain, and Japan).

22

AN4005: Orally Available, Small-Molecule PD-L1 Inhibitor

Adlai Nortye

AN4005 as a Backbone for Our Future Oral Combination Therapies

Market Opportunity

- No small-molecule PD-L1 inhibitor approved in any jurisdiction globally
- Effectively induce and stabilize PD-L1 dimer formation/dimerization

Benefits Over Antibodies

- Opportunity for oral administration, improved tumor penetration, and lack of immunogenicity

Robust Activity in Tumor Models

MC38-hPD-L1 CRC model



Vehicle
AN40050483(25mg/kg, p.o, QD)
AN40050483(50mg/kg, p.o, QD)
Durvalumab (10mg/kg ,i.p.,BIW)
Tumor volume(mm³)
***
Days after the start of treatment

P value was calculated using Independent Samples t Test
*:p<0.05 **:p<0.01 ***:p<0.001

MC38-hPD-L1 CRC model



Vehicle + DPBS
AN40050483 (100mg/kg)
AN40050483 (100mg/kg) + anti-CD4 + anti-CD8
anti-PDL1 (10mg/kg)
anti-PDL1 (10mg/kg) + anti-CD4 + anti-CD8
Tumor volume (mm3)
**
*
***
Days after the start of treatment

P value was calculated using Independent Samples t Test
*:p<0.05 **:p<0.01 ***:p<0.001

First-in-Human, Dose Escalation study of AN4005

Main inclusion criteria:

- Advanced unresectable or metastatic solid tumors, or r/r lymphomas
- No standard therapy available
- ECOG 0/1

Primary endpoints
Safety, tolerability, MTD and/or RP2D

Secondary endpoints:
PK, food effect, preliminary efficacy including ORR, PFS, DoR, OS

- ✓ 50 mg BID N=2
- ✓ 100 mg BID N=4
- ✓ 200 mg QD N=3
- ✓ 300 mg QD N=4
- ✓ 600 mg QD N=6
- 1000 mg QD and potential further dose escalation

RP2D → Food effect N=6; Chinese Patients N=6

- ✓ As of March 2024, 24 eligible patients were enrolled in 6 dose levels in escalation part in the US and China
- ✓ No DLT observed to date
- ✓ Preliminary clinical efficacy was also observed
- ✓ Clinical update will be presented in Q2 2024

23

Preliminary Efficacy Summary

Adlai Nortye

- As of March 31st, 2024, 23 patients in U.S. and China were dosed. 74% patients (17/23) had received at least two prior lines of systemic therapy.
- Overall DCR was 39% (9/23 with 1 CR and 8 SD).
- 43% patients (10/23) have relapsed from immunotherapy; 2 out of these 10 patients showed partial response to prior immunotherapy. DCR was 50% (5/10 with 1 CR and 4 SD)
- 57% Patients (13/23) who have not received prior immune checkpoint inhibitors (ICIs) due to specific indications were found not to be covered by ICI labels. DCR was 31% (4/13 with 4 SD)

26% (6/23) pts dosed with AN4005 among six dose levels reached the TTF (time to failure) ≥ 4.2 months.

Dose Level	Pt ID	Year of birth	Gender	Race	Primary tumor type	PD-(L)1 sensitive?	Prior immunotherapy?	Prior immunotherapy information	AN4005 treatment duration (days)	BOR in this trial
300 mg qd	20021003	1973	Female	Asian	Colon adenocarcinoma (PD-L1 TPS 30%, MSI-H)	Yes	Yes	BOR was PR	340	CR (cycle[1] 13)
600 mg qd	20021005	1979	Male	Asian	Colon adenocarcinoma (EGFR+, pMMR/MSS, PD-L1 TPS<1%)	No	Yes	BOR was PR	229	-SD (TTF -7.6 months)
100 mg bid	10051001	1956	Male	Asian	Thymic cancer	No	Yes	BOR was SD	399	-SD (TTF ~13.3 months)
200 mg qd	20031007	1956	Male	Asian	Lung adenocarcinoma	No	No	NA	181	SD (TTF ~6 months)
600 mg qd	10031008	1952	Female	White	Uterus endometrial adenocarcinoma	No	Yes	BOR was SD	164	SD (cycle[1] 7)
300 mg qd	20021002	1972	Female	Asian	Ovarian cancer	No	No	NA	145	-SD (TTF ~4.8 months)

Abbreviation: DCR = disease control rate; CR = complete response; PR = partial response; SD = stable disease; PD = progressive disease; TTF = time to failure; BOR = best of response.

(1) 1 cycle = 28 days

24

25 Preliminary Efficacy – Responder Case Review • 50-yr, Asian, female • Diagnosed with Stage 4 colon adenocarcinoma with metastasis in peritoneum at baseline • CPS 30%, MSI-H, KRAS p.G13D mutation, BRAF mutation Demographics and Baseline Characteristics Prior Treatment • Prior surgery: Left colon extended radical resection • Prior systemic therapy: 1) XELOX as adjuvant treatment from Dec 2020 to Apr 2021 followed by one dose of XELOX plus Camrelizumab (an approved PD-1 antibody in China) on 8 May 2021 2) Raltitrexed+Bevacizumab+Camrelizumab/Toripalimab (an approved PD-1 antibody in China) from Jun to Nov 2021 with BOR of PR and progressed in Aug 2022 3) Envolimab (an approved PD-L1 antibody in China) from Sep to Nov 2022 with BOR of PR and progressed in Feb 2023 AN4005 Treatment Course • Single dose at 300mg on 10 Apr 2023 • Multiple doses at 300mg QD started from 17 Apr 2023, 28 days per cycle, is still on treatment (cycle 13) SLD (mm) (peritoneum) Non-target lesion (colon) New lesions Overall response Baseline 12 NA NA NA 1st TA (C3D1) 11 Present No SD 2nd TA (C5D1) 5 Present No PR 3rd TA (C6D1) 5 Present No PR 4th TA (C8D1) 0 Present No PR 5th TA (C11D1) 0 Absent No CR Tumor Assessment 0 -8.3 -58.3 -58.3 -100 -100 -100 -80 -60 -40 -20 0 Baseline C3D1 C5D1 C6D1 C8D1 C11D1 %Change in SLD compared with that at baseline by RECIST 1.1 Abbreviations: TA = tumor assessment; SLD = sum of longest diameters of target lesions; RECIST = response evaluation criteria in solid tumors; SD = stable disease; PR = partial response; CR = complete response.

26 Preclinical Assets with Near-Term INDs Our Pre-clinical Pipeline:

27 AN8025’s Ability to Fully Induce Immune Response in Vitro AN8025: Multi-Functional T cell/APC modulator Compared to an anti-PD-L1 mAb, where almost no co-simulation signals were detected, AN8025 showed significantly stronger co-stimulation signals, which represented enhanced interactions between T cells and APC PD-L1 Abs AN8025 AN8025 improved the quantity and quality of antigen presenting cells Currently in IND enabling stage; IND filing expected in H1 2025 AN8025’s Ability to Induce Stronger T Cell Response than PD-L1 Antibody in Vitro

28 AN9025: An Oral Small-Molecule Pan-KRAS Inhibitor • Addresses broad range of KRAS mutations (one of the most commonly mutated proteins in cancer) in multiple tumor types • Efficiently inhibited cancer types with KRAS mutations including pancreas adenocarcinoma, lung adenocarcinoma, and colorectal adenocarcinoma with sub-nM IC50 values • Shows deep, sustained, and durable anti-tumor efficacy in KRAS-driven xenograft mice models • Development candidate expected in Q2 2024

AN1025: An Oral Small-Molecule Degrader of Beta-Catenin

Adlai Nortye

Mechanism of Action



Intact Wnt
LRP5/6
FZD
DVL
Axin
APC
GSK3β
β-catenin
p
β-catenin
p
Proteosomal degradation
x
Aberrant Wnt
WNT
p
p
Axin
DVL
APC
GSK3β
β-catenin
β-catenin
β-catenin
β-catenin
TCF/LEF
Transcription activation (C-myc, SOX9, CD44)

- Wnt/β-catenin pathway is one of the key tumor-promoting signaling cascades that regulate cell cycle progression, epithelial-mesenchymal transition, angiogenesis, stemness, and tumor immune microenvironment
- Aberrant activation of Wnt signaling as a result of genetic mutation has been linked to different cancers. Therefore, this pathway represents a promising target for therapeutic intervention

Source: McCord et al., 2017.

29

30 AN1025: Inhibits Wnt Signaling and Suppresses Proliferation of Wnt-altered Tumor Cells in Vivo • AN1025 treatment led to the reduction of β-catenin level in tumor cells • β-catenin serves as a biomarker of sensitivity to AN1025 • AN1025 showed anti-tumor activities in colo205 xenograft mice models